# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Open Lending Corp, CIK 0001806201
CUSIP: 68373J104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1501 S. MOPAC EXPRESSWAY, SUITE #450, AUSTIN, Texas (TX), 78746
Date of event which requires filing of this statement: 05/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001807878

## Reporting persons
- Working Capital Advisors (UK) Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Working Capital Management Pte. Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Singapore (U0); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hsiang-Tze Kenneth Chan: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Singapore (U0); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Open Lending Corp
Address of issuer's principal executive offices: 1501 S. MOPAC EXPRESSWAY, SUITE #450, AUSTIN, TEXAS, 78746

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Working Capital Advisors (UK) Ltd. (the "Investment Manager"), Working Capital Management Pte. Ltd., (the "Parent Company"), and Kenneth Chan, who are collectively referred to as the "Reporting Persons". Kenneth Chan is the sole owner of the Parent Company. The Parent Company is the sole owner of the private funds that hold the securities reported herein. The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.
Address of principal business office or, if none, residence:
Queripel House Unit 2
1 Duke of York Square
London SW3 4LY
United Kingdom
Citizenship:
Working Capital Advisors (UK) Ltd. - United Kingdom
Working Capital Management Pte. Ltd. - Singapore
Kenneth Chan - Singapore citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Working Capital Advisors (UK) Ltd. - 0 shares
Working Capital Management Pte. Ltd. - 0 shares
Kenneth Chan - 0 shares
Percent of class:
Working Capital Advisors (UK) Ltd. - 0.0%
Working Capital Management Pte. Ltd. - 0.0%
Kenneth Chan - 0.0%
Sole power to vote or to direct the vote:
Working Capital Advisors (UK) Ltd. - 0 shares
Working Capital Management Pte. Ltd. - 0 shares
Kenneth Chan - 0 shares
Shared power to vote or to direct the vote:
Working Capital Advisors (UK) Ltd. - 0 shares
Working Capital Management Pte. Ltd. - 0 shares
Kenneth Chan - 0 shares
Sole power to dispose or to direct the disposition:
Working Capital Advisors (UK) Ltd. - 0 shares
Working Capital Management Pte. Ltd. - 0 shares
Kenneth Chan - 0 shares
Shared power to dispose or to direct the disposition:
Working Capital Advisors (UK) Ltd. - 0 shares
Working Capital Management Pte. Ltd. - 0 shares
Kenneth Chan - 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Working Capital Advisors (UK) Ltd.: Wai Keng Kwok, Director (05/15/2025)
- Working Capital Management Pte. Ltd.: Wai Keng Kwok, Director (05/15/2025)
- Hsiang-Tze Kenneth Chan: Kenneth Chan, Self (05/15/2025)